================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number 0-19594

(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
[ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For period ended:  December 26, 2004
                  ------------------

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the transition period ended: _______________

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A





================================================================================

                                     PART I
                             REGISTRANT INFORMATION



                          Insurance Auto Auctions, Inc.
                          -----------------------------
                             Full name of registrant

                                 Not applicable
                                 --------------
                            Former name if applicable

                    Two Westbrook Corporate Center, Suite 500
                    -----------------------------------------
                Address of principal executive office (Street and
                                     number)

                           Westchester, Illinois 60154
                           ---------------------------
                            City, state and zip code




                                     PART II
                             RULE 12B-25(b) AND (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should completed. (Check box if appropriate.)


[X]    (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)        The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]    (c)        The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.




                                    PART III
                                    NARRATIVE

     Insurance Auto Auctions, Inc. (the "Company") is due to file its annual report on Form 10-K on March 11, 2005. However, due to the Company's efforts undertaken to comply with the recently effective requirements of Section 404(c) of the Sarbanes-Oxley Act of 2002, and further efforts undertaken to enter into and its recent execution of an Agreement and Plan of Merger with an affiliate of Kelso & Co., a New York based private equity investment firm, the Company has experienced delay in completing the audit of its results of operations and related financial statements for the fiscal year ended December 26, 2004. The Company fully anticipates completing its audit in the near term so as to file its annual report on Form 10-K within the next fifteen calendar days. The Company does not anticipate that any negative or significant change in results of operations from the corresponding period from the prior fiscal year ended December 28, 2003 will be reflected by the earnings statements to be included in the current report on Form 10-K.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Scott P. Pettit, Chief Financial Officer               (708) 492-7000.
         ----------------------------------------------------------------------

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


                                                              [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                              [ ] Yes [X] No






                          INSURANCE AUTO AUCTIONS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date: March 11, 2005      By:  /s/ Scott P. Pettit, Chief Financial Officer
           --------------           --------------------------------------------